COVER LETTER

TO: **Registration Section**
Division of Corporations

SUBJECT: COVEX 2020, LLC
_____
Name of Limited Liability Company

The enclosed Articles of Amendment and fee(s) are submitted for filing.

Please return all correspondence concerning this matter to the following:

Christopher Malter
_____
Name of Person

Global Accelerated Ventures, LLC
_____
Firm/Company

2087 Augusta
_____
Address

Weston, Florida 33326
_____
City/State and Zip Code

cm@gaventures.co
_____
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Christopher Malter   954   629-2036
_____ at (_____) _____
Name of Person   Area Code   Daytime Telephone Number

Enclosed is a check for the following amount:

■ $25.00 Filing Fee   ☐ $30.00 Filing Fee &   ☐ $55.00 Filing Fee &   ☐ $60.00 Filing Fee,
                          Certificate of Status   Certified Copy   Certificate of Status &
                                                      (additional copy is enclosed)   Certified Copy
                                                                                 (additional copy is enclosed)

Mailing Address: **Street Address:**
Registration Section   Registration Section
Division of Corporations   Division of Corporations
P.O. Box 6327   The Centre of Tallahassee
Tallahassee, FL 32314   2415 N. Monroe Street, Suite 810
                                              Tallahassee, FL 32303

ARTICLES OF AMENDMENT
TO
ARTICLES OF ORGANIZATION
OF

COVEX 2020, LLC
_____
(Name of the Limited Liability Company as it now appears on our records.)
(A Florida Limited Liability Company)

The Articles of Organization for this Limited Liability Company were filed on 03/24/2020 _____ and assigned Florida document number L20000088461 _____.

This amendment is submitted to amend the following:

A. If amending name, <u>enter the new name of the limited liability company here</u>:

AVALON.AI LLC
_____
The new name must be distinguishable and contain the words "Limited Liability Company," the designation "LLC" or the abbreviation "L.L.C."

Enter new principal offices address, if applicable:

(Principal office address MUST BE A STREET ADDRESS)

Enter new mailing address, if applicable:

(Mailing address MAY BE A POST OFFICE BOX)

B. If amending the registered agent and/or registered office address on our records, <u>enter the name of the new registered agent and/or the new registered office address here</u>:

<u>Name of New Registered Agent</u>: _____

<u>New Registered Office Address</u>: _____
Enter Florida street address

_____, **Florida** _____
City   *Zip Code*

<u>New Registered Agent's Signature, if changing Registered Agent</u>:

I hereby accept the appointment as registered agent and agree to act in this capacity. I further agree to comply with the provisions of all statutes relative to the proper and complete performance of my duties, and I am familiar with and accept the obligations of my position as registered agent as provided for in Chapter 605, F.S. Or, if this document is being filed to merely reflect a change in the registered office address, I hereby confirm that the limited liability company has been notified in writing of this change.

_____
If Changing Registered Agent, <u>Signature of New Registered Agent</u>

Page 1 of 3

If amending Authorized Person(s) authorized to manage, <u>enter the title, name, and address of each person being added or removed from our records</u>:

MGR =   Manager
AMBR = Authorized Member

<u>Title</u>	<u>Name</u>	<u>Address</u>	<u>Type of Action</u>
_____	_____	_____	☐ Add
		_____	☐ Remove
		_____	☐ Change
_____	_____	_____	☐ Add
		_____	☐ Remove
		_____	☐ Change
_____	_____	_____	☐ Add
		_____	☐ Remove
		_____	☐ Change
_____	_____	_____	☐ Add
		_____	☐ Remove
		_____	☐ Change
_____	_____	_____	☐ Add
		_____	☐ Remove
		_____	☐ Change
_____	_____	_____	☐ Add
		_____	☐ Remove
		_____	☐ Change

D. If amending any other information, enter change(s) here: *(Attach additional sheets, if necessary.)*

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

August 2nd, 2020

E. Effective date, if other than the date of filing: _____ **(optional)**
(If an effective date is listed, the date must be specific and cannot be prior to date of filing or more than 90 days after filing.) Pursuant to 605.0207 (3)(b)
Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

If the record specifies a delayed effective date, but not an effective time, at 12:01 a.m. on the earlier of:
(b)   The 90th day after the record is filed.

August 2nd   2020
Dated _____ , _____ .

_____
Signature of a member or authorized representative of a member

Christopher Malter
_____
Typed or printed name of signee

Filing Fee: $25.00

Electronic Articles of Organization
For
Florida Limited Liability Company

L20000088461
FILED 8:00 AM
March 24, 2020
Sec. Of State
msimmons

Article I

The name of the Limited Liability Company is:

COVEX 2020, LLC

Article II

The street address of the principal office of the Limited Liability Company is:

2087 AUGUSTA
WESTON, FL.   33326

The mailing address of the Limited Liability Company is:

2087 AUGUSTA
WESTON, FL.   33326

Article III

Other provisions, if any:

COVEX 2020 IS AN AI-TECHNOLOGY

Article IV

The name and Florida street address of the registered agent is:

GLOBAL ACCELERATED VENTURES
2087 AUGUSTA
WESTON, FL.   33326

Having been named as registered agent and to accept service of process for the above stated limited liability company at the place designated in this certificate, I hereby accept the appointment as registered agent and agree to act in this capacity. I further agree to comply with the provisions of all statutes relating to the proper and complete performance of my duties, and I am familiar with and accept the obligations of my position as registered agent.

Registered Agent Signature: CHRISTOPHER MALTER

Article V

The name and address of person(s) authorized to manage LLC:

L20000088461
FILED 8:00 AM
March 24, 2020
Sec. Of State
msimmons

Title: MGR
GLOBAL ACCELERATED VENTURES
2087 AUGUSTA
WESTON, FL. 33326

Article VI

The effective date for this Limited Liability Company shall be:

03/24/2020

Signature of member or an authorized representative

Electronic Signature: CHRISTOPHER MALTER

I am the member or authorized representative submitting these Articles of Organization and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of the LLC and every year thereafter to maintain "active" status.